Law Department 500 Water Street, J150 Jacksonville, FL 3220 Tel. 904-359-1735 Fax 904-245-3614 Michael_Burns@csx.com

 Michael S. Burns

Vice President, General Counsel

Admitted in IN – Not Admitted in FL

FL Authorized House Counsel

April 26, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Perry Hindin
Division of Corporation Finance
Office of Mergers and Acquisitions

By EDGAR

Re:	CSX Corporation
Definitive Proxy Statement on Schedule 14A
File No. 001-08022
Filed March 22, 2022

Dear Mr. Hindin:

I am transmitting our response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Definitive Proxy Statement on Schedule 14A dated April 18, 2022 (the “CSX Proxy Statement”) concerning its upcoming Annual Meeting of Shareholders to be held on May 4, 2022 (the “CSX Annual Meeting”). When used in this letter, the words “Company,” “CSX,” “we,” “us,” and “our” refer to CSX Corporation.

Set forth below is our response to the Staff’s comment. For convenience, the Staff comment is reproduced in bold italics below, and is followed by our response.

Definitive Proxy Statement on Schedule 14A filed on March 22, 2022

General

We note that CSX filed a definitive proxy statement relating to its annual meeting on March 22, 2022. We also note that a preliminary proxy statement on Schedule 14A was filed by Chris Larson on April 12, 2022, constituting a “solicitation in opposition,” as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6. In light of the information summarized in the following bullet points, suggesting that CSX knew, or reasonably should have known, of the existence of such solicitation in opposition, please advise why CSX did not file its annual proxy statement in preliminary form pursuant to Exchange Act Rule 14a-6(a). In responding to this comment, please refer to I.G.2 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. It is our understanding that:

•	in correspondence dated February 2, 2022 from Mr. Larson addressed to Nathan Goldman, Corporate Secretary of CSX, Mr. Larson gave notice to Mr. Goldman that Mr. Larson “intends to solicit proxies from shareholders in support of the shareholder Board nominee” and that “such solicitation shall be in compliance regarding proxy solicitation as required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.”

•	in an email from Mark Austin, Assistant Corporate Secretary to Mr. Larson, dated February 11, 2022, Mr. Austin asked that Mr. Larson confirm whether he planned to file a proxy statement with the SEC and deliver proxy statements to CSX shareholders “representing at least half of CSX's outstanding common stock.” We note that such email did not seek confirmation as to whether Mr. Larson planned to deliver proxy statements to any CSX shareholders, e.g. shareholders representing less than half of CSX’s outstanding common stock.

•	in an email from Mr. Larson to Mr. Austin, dated February 14, 2022, replying to Mr. Austin’s request for confirmation, Mr. Larson indicated that he was not seeking to deliver a proxy statement and/or form of proxy to “holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee.” We note that such correspondence from Mr. Larson does not appear to refute the statement in his February 2 correspondence suggesting that he would solicit some CSX shareholders.

Please also advise us of CSX’s intent with respect to disclosing to its shareholders the existence of this solicitation in opposition along with the additional disclosure specified by Items 4(b) and 5(b) in Exchange Act Rule 14a-101.

The Company acknowledges the Staff’s comment, and in light of the preliminary proxy statement on Schedule 14A filed by Mr. Chris Larson (“Mr. Larson”) on April 12, 2022, the Company filed a revised definitive proxy statement (DEFR14A) with the Commission on April 22, 2022, to disclose Mr. Larson’s solicitation in opposition and provide the additional disclosure specified by Items 4(b) and 5(b) in Rule 14a-101 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At the time of filing its definitive proxy statement on March 22, 2022, based on the Company’s then-current understanding of Mr. Larson’s likely intentions from email and telephone communications with Mr. Larson, the Company did not believe that a preliminary proxy statement under Rule 14a-6(a) of the Exchange Act was required. The Company regrets any confusion between it and Mr. Larson regarding his intentions. The Company filed its definitive proxy statement under a good faith belief that a preliminary proxy statement was not required.

As noted in the Staff’s comment, on February 4, 2022, Mr. Larson notified the Corporate Secretary of CSX of his intention to nominate himself for election as a director at the CSX Annual Meeting. In connection with his notice to the Corporate Secretary of CSX, Mr. Larson delivered an “Advanced Proxy Solicitation Notice,” that indicated his intention “to solicit proxies from shareholders in support of [his nomination].” Article I, Section 11(a)(ii)(C)(5) of the Amended and Restated Bylaws of CSX Corporation (the “Bylaws”) requires “a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such proposal or nomination” (emphasis added). This Bylaw provision corresponds to Rule 14a-4(c)(2) of the Exchange Act, which permits a registrant to exercise discretionary voting authority even if it has received timely notice of a shareholder proposal pursuant to Rule 14a-4(c)(1) if the proponent has not, among other things, provided “the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of [Rule 14a-4 of the Exchange Act], that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company’s voting shares required under applicable law to carry the proposal.”

Given Mr. Larson’s “Advanced Proxy Solicitation Notice” lacked information required under the Bylaws, the Company sought clarification from him. On February 14, 2022, Mr. Larson provided such clarification, noting in his cover email that “The short answer is no, I will not be soliciting the percentage of the company’s voting shares required to carry the nomination.” Likewise, in a letter attached to this email, he stated: “Should solicitation occur, I am not seeking to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee.” The Company recognized Mr. Larson’s right to nomination, and communications from Company representatives to Mr. Larson were focused on whether he would meet the requirements under Commission rules for a solicitation in opposition. That emphasis, including the use of specific language from the rules, may have resulted in confusion between the parties.

The Company’s good faith belief that Mr. Larson would likely not conduct a solicitation in opposition was buttressed by a lack of communication from Mr. Larson following his February 14, 2022 email, the fact that Mr. Larson had not requested the Company’s shareholder list or contacted Broadridge Financial Solutions and therefore the Company believed he had no way of distributing a proxy statement and/or form of proxy to any of CSX’s shareholders and Mr. Larson’s ambiguous and indefinite statements to the Company regarding his potential solicitation, including in his formal letter response, dated February 14, 2022 (“[s]hould solicitation occur”).

The Company ultimately determined that it could properly exercise discretionary voting authority with respect to Mr. Larson’s nomination at the CSX Annual Meeting and following a review of the Commission’s Compliance and Disclosure Interpretations Question (“C&DI”) 124.08, the Company believed it was not required to file contested proxy materials in preliminary form. Instead, the Company, consistent with C&DI 124.08, filed a definitive proxy statement with the Commission on March 22, 2022. Based on the guidance set forth in C&DI 124.08, the CSX Proxy Statement included a description of the nature of Mr. Larson’s nomination and a discussion of how CSX intended to exercise its discretion to vote on his nomination if properly presented at the CSX Annual Meeting, without reference to or discussion of any solicitation in opposition with respect to Mr. Larson’s nomination. The Company also believed that this approach was consistent with Rule 14a-6(a), including the guidance that the “exclusion from filing preliminary proxy material does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material” (emphasis added)).

In light of the Company’s good faith belief as described above, we do not believe that filing a definitive proxy statement on March 22, 2022 was inconsistent with the I.G.2 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001 (the “Telephone Interpretation”) in light of the facts known at the time. Specifically, the Telephone Interpretation makes clear that a corporation cannot avoid its responsibility to file a preliminary proxy statement because a dissident has not yet filed a solicitation statement in opposition that the company “knows, or reasonably should know, of.” For the reasons explained above, we do not believe this was the case here.

Given Mr. Larson did ultimately file a preliminary proxy statement on April 12, 2022, including his solicitation in opposition, the Company promptly filed a revised definitive proxy statement with the Commission on April 22, 2022 to describe and respond to certain elements of Mr. Larson’s solicitation in opposition and provide the additional disclosure specified by Items 4(b) and 5(b) in Exchange Act Rule 14a-101.

Should you have any questions or comments regarding the response above, please contact me at (904) 359-1735 or michael_burns@csx.com, or Ning Chiu at (212) 450-4908 or ning.chiu@davispolk.com.

Sincerely,

/s/ Michael S. Burns

Michael S. Burns

Vice President and General Counsel

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